United States securities and exchange commission logo





                              February 12, 2021

       Mark Locke
       Chief Executive Officer
       Galileo Newco Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Galileo Newco Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed January 15,
2021
                                                            File No. 333-252179

       Dear Mr. Locke:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed January 15, 2021

       Prospectus Summary
       The Parties, page 11

   1. Please include a brief summary of the business of Genius Sports Group Limited comparable to the
disclosure provided here for dMY, given it is the main operating company.
       Timeline of the Negotiations, page 80

   2.                                                   Please provide more
detail regarding how you determined Genius    $1.4 billion valuation,
                                                        how you arrived at the
amount and nature of the consideration, and how the Board
                                                        determined the
transaction to be fair to shareholders. In this regard, we note that the Board did not obtain a
fairness opinion and that the consideration to be received in exchange for
 Mark Locke
Galileo Newco Ltd
February 12, 2021
Page 2
         dMY shares is not included on the list of factors considered by the Board on pages 84-85.
         In addition, we note your disclosure that dMY received a presentation from Needham that
            assisted in the validation of dMY management   s valuation of
Genius based on public
         company comparables and the materials provided by Genius.    Please
tell us whether this
         presentation falls under one of the categories listed in Item 1015(b) of Regulation M-A, and if so, provide the required information.
3. We note from your disclosure that you engaged Goldman Sachs & Co. LLC and Needham
         & Company, LLC, both of which acted as underwriters in connection with
dMY   s IPO, to
         provide certain advisory services in connection with the business combination. We also note that these underwriters are entitled to an additional $9,660,000 in deferred compensation upon completion of the business combination. Please include a discussion of how the board evaluated and addressed any conflicts of interests the underwriters may have had in providing such services, given the deferred IPO underwriting compensation.
         Please also discuss how the board evaluated and addressed any conflicts of interest of the sponsors, directors, officers and their affiliates in evaluating the business combination and how the Board addressed these conflicts of interest. Refer to CF Disclosure Guidance
         Topic No. 11.
Certain Forecasted Financial Information for the Company, page 87

4. Please expand to disclose the assumptions that are most significant to the prospective information being presented, as well as the key factors upon which the financial results depend. See Item 10(b)(3) of Regulation S-K.
5.       Please explain the nature of the    exceptional items    included in
Group Adjusted EBITDA.
6. Please label the columns with forecasted financial information to indicate they have been prepared in accordance with U.K. generally accepted accounting principles.
The Business Combination Agreement, page 113

7. Please incorporate the Business Combination Agreement by reference into the prospectus, by means of a statement to that effect. Refer to Item 4(c) of Form
F-4.
Business of Genius
Overview, page 154

8.     Please provide support for the statement that Genius is    one of the
market-leading B2B
       providers    of scalable, technology-led products and services to the
sports, sports betting
       and LastNameMark
FirstName  sports media industries,
                           Locke as well as disclose the metric by which such
statement is
       measured.
Comapany   NameGalileo Newco Ltd
9.    Please
February      clearly
         12, 2021     define
                   Page  2 how    Gross Gaming Revenue    is calculated.
FirstName LastName
 Mark Locke
FirstName LastNameMark Locke
Galileo Newco Ltd
Comapany12,
February  NameGalileo
            2021      Newco Ltd
February
Page 3 12, 2021 Page 3
FirstName LastName
Genius is the Global Leader in Official Data Rights, page 157

10.      Please revise your disclosure to more clearly describe your dual
approach and    contra
         strategy to Tier 1 and non-Tier 1 rights.
Legal Proceedings, page 175

11. Please revise your discussion of the potential impact of the Sportradar Litigation to
         address the fact that, as you   ve disclosed in your risk factors, a
material portion of your
         revenues is concentrated in some of your largest customers, including your contract with
         Football DataCo, which is the agreement at issue in the lawsuit. Topco's Management's Discussion and Analysis of Financial Conditions and Results of
Operations
Results of Operations, page 201

12. We note that Betting Technology and Content and Services revenue increased as a result of expanded value-add services, new service offerings, B2B and B2C technology customer acquisitions, and decreased due to impacts of COVID-19. In this discussion, and throughout the filing where changes in line items are attributed to more than one factor, please quantify the impact of each significant factor on the overall change in the amount being discussed.
Liquidity and Capital Resources, page 205

13. We note your disclosure, here and elsewhere, that you expect to continue investing in the
         business and expect Genius    capital expenditures and working capital
requirements to
         continue to increase in the immediate future as a result. For context, please disclose
         Genius    material commitments for capital expenditures as of the end of its last fiscal year
         and subsequent interim period. Also refer to Item 17(4) of Form F-4 and Item 5.B.3 of
         Form 20-F.
Notes to Condensed Consolidated Financial Statements
Note 3: Revenue
COVID-19, page F-45

14. We note that the company entered into contract modifications to provide discounts on fixed fees due to disruptions in scheduled sports seasons and events as a result of COVID-
         19. Please tell us how you accounted for these discounts and contract modifications.
Note 12: Commitments and Contingencies
Sportradar Litigation, page F-54

15. With reference to the Sportradar litigation, please either disclose an estimate of the possible loss or range of loss, or provide a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.
 Mark Locke
Galileo Newco Ltd
February 12, 2021
Page 4
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-69

16. With regard to your Betting Technology and Content Services profit share arrangements, please disclose information about the methods, inputs, and assumptions used for estimating variable consideration. Refer to ASC 606-10-50-20 and 606-10-32-8.
17. With regard to your Betting Technology and Content and Services fixed fee contracts, please disclose information about the methods, inputs, and assumptions used to estimate the amount of variable consideration included in the transaction price, and to estimate the amount of variable consideration that is constrained. Refer to ASC 606-10-50-20 and
      606-10-32-8.
General

18. Given that COVID-19 has had a "significant impact" on your business, please revise your prospectus, particularly the TOPCO's Management's Discussion and Analysis section, to describe with greater specificity and quantify if practicable the impact of COVID-19 on
      TOPCO's operations. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business and results of operations. Refer to CF Disclosure Guidance:
Topic No. 9 for
      further guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Locke
Comapany NameGalileo Newco Ltd                              Division of
Corporation Finance
February 12, 2021 Page 4                                    Office of Trade &
Services
cc:
FirstName Era Anagnosti, Esq.
          LastName